SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 3)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

DYNAMICS RESEARCH CORPORATION

(Name of Subject Company)

DYNAMICS RESEARCH CORPORATION

(Name of Person Filing Statement)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

268057106

(CUSIP Number of Class of Securities)

James P. Regan

Chairman, President and Chief Executive Officer

Two Tech Drive

Andover, Massachusetts 01810-2434

(978) 289-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Richard F. Langan, Esq. Daniel McAvoy, Esq. Nixon Peabody LLP 437 Madison Avenue New York, NY 10022 (212) 940-3140	William Mutryn, Esq. Jonathan Wolcott, Esq. Holland & Knight LLP 1600 Tysons Boulevard, Suite 700 Tysons Corner VA, 22102 (703) 720-8600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed (as amended, the “Solicitation/Recommendation Statement”) by Dynamics Research Corporation, a Massachusetts corporation (the “Company,” “we” or “us”), with the Securities and Exchange Commission (the “SEC”) on December 30, 2013, with respect to the cash tender offer (the “Offer”) by Engility Solutions, Inc., a Massachusetts corporation (“Merger Sub”), a wholly-owned subsidiary of Engility Corporation, a Delaware corporation (“Parent”), which is a wholly-owned subsidiary of Engility Holdings, Inc., a Delaware corporation (“Engility” and together with Parent and Merger Sub, the “Offerors”), to purchase all shares of common stock, par value $0.10 per share, of the Company (“Shares”) that are issued and outstanding. Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Solicitation/Recommendation Statement. The information set forth in the Solicitation/Recommendation Statement remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. Amendment insertion, replacement and deletion instructions for Items 4 and 5 of the Solicitation/Recommendation Statement below are in reference to the pre-Amendment Schedule 14D-9 filed by the Company with the SEC on December 30, 2013 (“Pre-Amendment 14D-9”).

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

Item 4 of the Solicitation/Recommendation Statement is hereby amended and supplemented by inserting the following sentence after the first sentence of the fifth paragraph under the heading “Background of the Offer” on page 12 of the Pre-Amendment 14D-9:

“While for the most part Messrs. Regan and Keleher did not discuss specific transaction structures at these briefings, the Company was open to a number of transaction structures, based on the guidance of the Board, including a sale of the Company, a significant investment in the Company by third parties, mergers of equals, and leveraged acquisitions by the Company.”

Item 4 of the Solicitation/Recommendation Statement is hereby amended and supplemented by replacing the second sentence of the fifth paragraph under the heading “Background of the Offer” on page 12 of the Pre-Amendment 14D-9 with the following sentences:

“These investor briefings were comprised solely of publicly available information released on the Company’s website as an “investor briefing”, including information regarding the services performed by the Company, the markets in which the Company participates and publicly available financial information regarding the Company. Furthermore, these investor briefings gave potential counterparties an opportunity to speak one-on-one with members of the Company’s senior management.”

Item 4 of the Solicitation/Recommendation Statement is hereby amended and supplemented by deleting the word “approximately” from the first sentence of the fifth paragraph under the heading “Background of the Offer” on page 12 of the Pre-Amendment 14D-9.

Item 4 of the Solicitation/Recommendation Statement is hereby amended and supplemented by replacing the first sentence of the sixth paragraph under the heading “Background of the Offer” on page 12 of the Pre-Amendment 14D-9 with the following sentence:

“Of the 20 parties with which investor briefings were held, 15 (and 19 total potential counterparties) ultimately entered into nondisclosure and standstill agreements with the Company so that Messrs. Regan and Keleher could present additional non-public information regarding the Company at strategy briefings and allow interested parties to better understand the Company’s business, operations and financial condition. Of the 19 parties with whom the company entered into nondisclosure and standstill agreements in connection with the Company’s evaluation of strategic alternatives, eight parties were potential financial investors, nine parties were investment funds that already owned portfolio companies in the Company’s market sector and two parties were potential strategic acquirers involved in the Company’s market sector.”

Item 4 of the Solicitation/Recommendation Statement is hereby amended and supplemented by replacing the words “Stifel Nicolaus & Company, Incorporated” with the words “Stifel, Nicolaus & Company, Incorporated” in the first sentence of the first paragraph under the heading “Background of the Offer” on page 13 of the Pre-Amendment 14D-9.

Item 4 of the Solicitation/Recommendation Statement is hereby amended and supplemented by replacing the fifth sentence of the sixth paragraph under the heading “Background of the Offer” on page 13 of the Pre-Amendment 14D-9 with the following sentence:

“Again, due to competitive concerns and the sensitivity of the Company’s confidential business and customer information, as well as on the advice of STRH that, based on STRH’s experience in the industry sector and discussions with companies in the industry sector generally, most potential strategic investors were not at the time interested in the possibility of strategic transactions, process letters were submitted to prospective financial buyers and certain selected companies controlled by financial sponsors, rather than companies that compete directly with the Company.”

Item 4 of the Solicitation/Recommendation Statement is hereby amended and supplemented by replacing the fourth sentence of the second paragraph under the heading “Opinion of SunTrust Robinson Humphrey, Inc.” on page 24 of the Pre-Amendment 14D-9 with the following sentences:

“It should be noted that to assess the Company’s underfunded liability associated with its defined benefit pension plan, STRH utilized Moody’s Standard Adjustments for Underfunded Benefit Pension because the Company’s underfunded pension liability was material as compared to the Company’s unadjusted enterprise value. STRH made these same Moody’s Standard Adjustments for Underfunded Benefit Pension for any comparable companies that possessed an underfunded pension liability that represented a material portion of the company’s unadjusted enterprise value, as applicable.”

Item 4 of the Solicitation/Recommendation Statement is hereby amended and supplemented by adding the following sentences before what are now the last two sentences of the last paragraph of the section captioned “Selected Precedent Transactions Analysis” under the heading “Opinion of SunTrust Robinson Humphrey, Inc.” on page 25 of the Pre-Amendment 14D-9:

“Because STRH considered the underfunded pension liability to be debt, and thus subtracted underfunded pension liability from the Company’s enterprise value, the pension costs (excluding pension service costs) were removed from the cash flows. The target companies in the selected transactions did not report any material pension obligations.”

Item 4 of the Solicitation/Recommendation Statement is hereby amended and supplemented by replacing the second paragraph under the heading “Opinion of SunTrust Robinson Humphrey, Inc.” on page 26 of the Pre-Amendment 14D-9 with the following paragraph:

“Discounted Cash Flow Analysis. STRH performed a discounted cash flow (“DCF”) analysis of the Company using financial forecasts provided to STRH by the Company’s management to calculate the present value of the estimated future unlevered free cash flows projected to be generated by the Company. In performing the DCF analysis of the Company, STRH utilized a range of discount rates of 13.3% to 15.3%, taking into account the Company’s weighted average cost of capital, size and comparability to similarly sized companies, and STRH’s professional judgment. STRH’s WACC analysis utilized the same Selected Companies as STRH’s Public Companies Analysis above and similarly excluded Leidos and SAIC from the high, low, mean and median calculations due to the corporate spin-off that occurred in September 2013. STRH utilized the following market assumptions in its WACC analysis:

Input	Assumption	Source
Risk Free Rate	2.41%	Long-term (20-year) U.S. Treasury Coupon Bond Yield according to 2013 Ibbotson SBBI Valuation Yearbook: Appendix C, Table C-1
Equity Risk Premium	6.70%	2013 Ibbotson SBBI Valuation Yearbook: Appendix C, Table C-1
Size Premium	11.65%	2013 Ibbotson SBBI Valuation Yearbook: Appendix C, Table C-1
Tax Rate	40.7%	Company’s Projections

STRH’s capital structure assumptions (debt to equity market value, debt to total capitalization, preferred stock to total capitalization, equity market value to total capitalization, cost of debt and cost of preferred stock) were all based on the respective medians from the Selected Companies. STRH then calculated estimated present values as of December 31, 2013 (using the year-end convention) of (i) the Company’s estimated after-tax unlevered free cash flows for the estimated calendar years of 2014 through 2017, and (ii) estimated terminal values derived by applying a range of multiples of 6.0x to 7.0x (taking into account the results of the selected companies analysis and STRH’s professional judgment) to the Company’s estimated calendar year 2017 EBITDAP. This analysis indicated the following implied per share reference range for the Company, as compared to the $11.50 per share Offer Price:”

Item 4 of the Solicitation/Recommendation Statement is hereby amended and supplemented by adding the following sentence before the last three sentences of the penultimate paragraph of the section captioned “Miscellaneous.” under the heading “Opinion of SunTrust Robinson Humphrey, Inc.” on page 28 of the Pre-Amendment 14D-9:

“During the two year period preceding the date of its opinion, STRH and its affiliates received $114,460 in investment and corporate banking fees from the Company, in addition to the fees disclosed above that were received from the Company in connection with the Transaction.”

Item 4 of the Solicitation/Recommendation Statement is hereby amended and supplemented by replacing the header captioned “Opinion of Stifel Nicolaus & Company, Incorporated.” with the header “Opinion of Stifel, Nicolaus & Company, Incorporated.” on page 28 of the Pre-Amendment 14D-9.

Item 4 of the Solicitation/Recommendation Statement is hereby amended and supplemented by replacing the first sentence of the second paragraph of the section captioned “Discounted Cash Flow Method.” under the heading “Opinion of Stifel Nicolaus & Company, Incorporated.” on page 30 of the Pre-Amendment 14D-9:

“Stifel estimated the debt free cash flows that the Company could generate through the period ending December 31, 2018 based upon the financial forecast and corresponding projected information for the year ended December 31, 2018 extrapolated from the financial forecast based on the assumptions developed by Company management and confirmed as being used by Company management to develop the financial forecast.[fn]

[fn]	The extrapolated projections for the year ended December 31, 2018 were: Revenue-$348.5; % Growth-6.6%; Cost of Sales-$295.8; Gross Profit-52.7; % Margin 15.1%; SG&A-$19.7; Amortization of intangibles-$1.0; One-time Charges-$0.0; Operating Income-$32.0; Depreciation and amortization-$3.7; Stock based compensation-$1.8; Other expense (income)-($0.2); One-time Charges-$0.0; EBITDA-$37.7; % Margin-10.8%; Interest expense (income)-$1.5; Other expense (income)-($0.2); Income before taxes-$30.7; Income tax expense (benefit)-$12.5; Net income-$18.2; % Margin-5.2%; Basic EPS-$1.61; and Basic Shares outstanding-11.3. Please see the disclosure with respect to the financial forecast under the caption “Projected Financial Information” below with respect to the usefulness and reliability of the financial forecast, which disclosure applies equally to the foregoing extrapolated projections for the year ended December 31, 2018.”

Item 4 of the Solicitation/Recommendation Statement is hereby amended and supplemented by replacing the parenthetical currently at the end of the second paragraph under the section captioned “Discounted Cash Flow Method.” under the heading “Opinion of Stifel Nicolaus & Company, Incorporated.” on page 30 of the Pre-Amendment 14D-9 with the following sentences:

“. In particular, Stifel utilized the following market assumptions in its WACC analysis: (i) cost of debt of 6.8% based upon yield of Moody’s BAA Corporate Bond Index, (ii) risk free rate of 2.9% based upon the rate of return on U.S. 10-Year Treasury Bill; (iii) risk premium of 6.70% based upon the Ibbotson Long-Horizon Equity Risk Premium; (iv) micro-cap size premium of 8.9% based upon Ibbotson Micro-Cap Equity Size Premium 10y ($96.483 million - $165.600 million); and (v) tax rate of 40.7% based upon the financial forecast.”

Item 4 of the Solicitation/Recommendation Statement is hereby amended and supplemented by inserting the phrase “and a year-end convention” after “15.7%” in the second paragraph in the section captioned “Discounted Cash Flow Method.” under the heading “Opinion of Stifel Nicolaus & Company, Incorporated.” on page 30 of the Pre-Amendment 14D-9.

Item 4 of the Solicitation/Recommendation Statement is hereby amended and supplemented by adding the following additional disclosure at the end of the first sentence of the first paragraph in the section captioned “Comparable Company Method.” under the heading “Opinion of Stifel Nicolaus & Company, Incorporated.” on page 30 of the Pre-Amendment 14D-9:

“, including:

•	being in the government contracting industry and generating substantially all revenue through government contracts;

•	generating substantially all revenue from the performance of services, as opposed to the sale products;

•	performing services that are primarily professional and technical in nature, such as Information Technology, Systems Engineering, Software Development, Logistics, Program Management, Training, and Applied Science; and

•	being affected by many of the same macro-economic factors as the Company, such as federal budgets, sequestration, government shutdown, headlines affecting contractors (e.g., Edward Snowden NSA leaks, related inquiry around contractor involvement in government functions, etc.), and investor perception related to government contractors.”

Item 4 of the Solicitation/Recommendation Statement is hereby amended and supplemented by replacing the footnote to the “Market Multiples of the Comparable Companies” table under the heading “Opinion of Stifel Nicolaus & Company, Incorporated.” on page 31 of the Pre-Amendment 14D-9 with the following paragraph:

“* KEYW Holding Corporation (KEYW) is included as a comparable company for illustrative purposes because it is focused on US government contracting. However, it has been excluded from the summary statistics calculations of Enterprise Value/2013 EBITDA, Enterprise Value/2014 EBITDA, Price/2013 EPS and Price/2014 EPS because, in Stifel’s professional judgment, its valuation is based on factors that are very different from those related to the Company and the other comparable companies. In particular, KEYW generates a significant portion of its revenue by providing cyber-security related services primarily to agencies within the US government’s intelligence community and generates approximately 25-30% of its revenue from product sales.”

Item 4 of the Solicitation/Recommendation Statement is hereby amended and supplemented by transposing “CACI International Inc.” and “Six 3 Systems” under the headings “Target” and “Acquirer” on the first row of the table captioned “Market Multiples of the Selected Mergers and Acquisitions” and also transposing “CACI International Inc.” and “Advanced Programs Group, LLC” on the third row of the same table under the heading “Opinion of Stifel Nicolaus & Company, Incorporated.” on page 33 of the Pre-Amendment 14D-9.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED, OR USED.

Item 5 of the Solicitation/Recommendation Statement is hereby amended and supplemented by replacing the reference “Opinion of Stifel Nicolaus & Company, Incorporated” with the reference “Opinion of Stifel, Nicolaus & Company, Incorporated” in the second sentence of the first paragraph under the heading “Persons/Assets Retained, Employed, Compensated, or Used” on page 38 of the Pre-Amendment 14D-9.

ITEM 8. ADDITIONAL INFORMATION.

Item 8 of the Solicitation/Recommendation Statement is hereby amended and supplemented by adding the following text to the end of the section entitled “Litigation Related to the Offer and the Merger.” of the Solicitation/Recommendation Statement:

“On January 21, 2014, all defendants, including the Company, each of the individual members of the Board, Parent, Engility and Merger Sub, entered into a memorandum of understanding concerning settlement (the “MOU”) with the plaintiffs to settle the Skabialka Action, which sets forth the parties’ agreement in principle for settlement (the “Settlement”). As explained in the MOU, all of the defendants have agreed to the Settlement solely to eliminate the burden, expense and uncertainty of further litigation and without admitting any liability or wrongdoing. Pursuant to the terms of the MOU, the parties expect to execute a definitive stipulation and agreement of settlement, which will be subject to approval by the Massachusetts Superior Court in Suffolk County following notice to the Company’s shareholders. There can be no assurance that the Settlement will be finalized or that the Massachusetts Superior Court in Suffolk County will approve the Settlement. The MOU terms provide that the Skabialka Action will be dismissed with prejudice as to all defendants, if and when the Massachusetts Superior Court in Suffolk County approves the Settlement. Further, without agreeing that any of the claims in the Skabialka Action have merit or that any supplemental disclosure was required under any applicable statute, rule, regulation or law, the Company has agreed pursuant to the terms of the MOU to make certain additional disclosures as reflected in Amendment No. 3 to the Solicitation/Recommendation Statement filed with the SEC on January 21, 2014, which supplement the information provided in the Solicitation/Recommendation Statement. The Settlement will not affect the form or amount of the consideration that Company shareholders are entitled to receive in the Merger.”

The Solicitation/Recommendation Statement is hereby amended and supplemented by editing the reference to Annex C on page 46 of the Pre-Amendment 14D-9 by replacing the words “Opinion of Stifel Nicolaus & Company, Incorporated, dated December 20, 2013.” with the words “Opinion of Stifel, Nicolaus & Company, Incorporated, dated December 20, 2013.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DYNAMICS RESEARCH CORPORATION

Dated: January 21, 2014	By:	/s/ James P. Regan
	Name:	James P. Regan
	Title:	President, Chairman and Chief Executive Officer